Form C

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Cover Page

Name of issuer:

Call4USA, LLC

Legal status of issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

DE

Date of organization:

10/12/2018

Physical address of issuer:

31801 Via Pato
Coto de Caza, CA 92679

Website of issuer:

https://www.call4usa.us

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☑ Debt
- ☐ Other

Target number of securities to be offered:

50,000

Price:

$1.00

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

Disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,235,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

6

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$62,555.94	$73,444.02
Cash & Cash Equivalents:	$430.50	$1,043.23
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$5,021.00	$0.00
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.22
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($15,909.08)	($41,794.92)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Call4USA, LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes
☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Robert A. Hart IV	Chief Technology Officer	Call4USA, LLC	2019
Dion Whitman	Chief Financial Officer	Call4USA, LLC	2015
Philip J. Chasmar	President & CEO	Call4USA, LLC	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Francisco Valle	Chief Marketing Officer	2022
Robert A. Hart IV	Chief Technology Officer	2019
Dion Whitman	CFO	2015
Philip J. Chasmar	President, CEO	2015
Gary Arnett	Managing Director - Mobile Wallet	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
No principal security holders.	

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

> Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

> As an investor in this offering, you will have no ability to control or significantly influence company decisions. The company's management will have complete authority to make all decisions regarding business operations, strategy, financing, expenditures, hiring, product development, and all other matters affecting the company. Management will be able to take actions that you may disagree with or that may not be in your best interests as a minority investor. You will have no right to participate in management decisions, and your ability to protect your investment will be extremely limited. The company's founders and management may have interests that differ from yours, and they may make decisions that benefit themselves or the company at the expense of minority investors. Additionally, the company may enter into transactions with affiliates, issue additional securities that dilute your ownership, change the business direction, or take other actions without requiring your consent. You will be dependent entirely on the management team's judgment, ability, and integrity, and you will have very limited recourse if you disagree with their decisions or if they manage the company in a manner that reduces the value of your investment.

> Call4USA's business model is based on the premise that customers will value and adopt an integrated solution that combines telephony and money transfer services in a single transaction. However, this integrated approach is unproven in the marketplace, and there is no assurance that our target customers will prefer our combined offering over using separate, established providers for each service. Customers may be reluctant to adopt a new, unfamiliar platform from an unknown company, particularly for financial transactions where trust and reliability are paramount. They may prefer to continue using established money transfer services they already trust and separate telecommunications providers they are familiar with, even if doing so requires multiple transactions. Additionally, the perceived convenience of our integrated approach may be insufficient to overcome customer inertia, concerns about security, or satisfaction with existing solutions. Changes in technology, such as increased availability of free or low-cost internet-based calling and messaging services, could also reduce demand for our telephony services. If we are unable to demonstrate clear value proposition and achieve market acceptance of our integrated platform, we will not be able to attract customers or generate revenue, and our business will fail.

> Call4USA may require significant additional capital beyond the proceeds of this offering to obtain necessary regulatory licenses, launch marketing campaigns, acquire customers, and sustain operations until we achieve positive cash flow. Our current cash reserves are very limited, and we have no committed sources of additional funding. The amount we raise in this offering may be insufficient to fully execute our business plan, particularly if we raise only the minimum amount. We will need to seek additional financing through future equity offerings, debt financing, strategic partnerships, or other sources. However, there can be no assurance that additional capital will be available on acceptable terms, if at all. Our ability to raise capital may be limited by market conditions, investor appetite for early-stage companies, our lack of operating history and revenue, regulatory restrictions, or other factors beyond our control. If we are unable to obtain sufficient additional financing, we may be forced to delay or abandon our product launch, significantly reduce our operations, or cease business entirely. Any additional equity financing will result in dilution to existing investors, and debt financing, if available, may impose restrictive covenants that limit our operational flexibility.

> A key component of our business strategy is our patent-protected technology that integrates telephony and money transfer services. We currently hold two patents granted in 2019 and 2021, and we are developing additional patent applications. Our success depends significantly on our ability to protect these intellectual property rights and prevent competitors from developing similar integrated solutions. However, patent protection has inherent limitations. Our patents may be challenged, invalidated, or circumvented by competitors. The process of enforcing patent rights is expensive and time-consuming, and we may lack the financial resources to pursue infringement claims against well-funded competitors. Additionally, our patents may not provide sufficiently broad protection to prevent competitors from developing alternative approaches that achieve similar results without infringing our patents. We also rely on trade secrets, proprietary technology, and confidential business information, which could be disclosed through employee departures, security breaches, or reverse engineering. Furthermore, we could face claims that our technology infringes on the intellectual property rights of others, which could result in costly litigation, licensing fees, or requirements to redesign our platform. If we are unable to adequately protect our intellectual property or if we become subject to infringement claims, our competitive position and business prospects would be materially harmed.

> An investment in Call4USA is highly speculative and involves a substantial risk of loss. We are a pre-revenue, early-stage company with no operating history, unproven technology in the market, and significant uncertainty regarding our ability to successfully launch our business and generate revenue. The likelihood of success for early-stage companies like ours is low, and a substantial number of such companies fail and never provide any return to investors. You should not invest in this offering unless you can afford to lose your entire investment. The securities offered are suitable only for investors who understand and can bear the economic risk of investing in an early-stage company and who have sufficient resources to withstand a total loss of their investment. You should carefully consider whether you can afford this investment in light of your financial circumstances, and you should not invest money that you need for other purposes.

> Call4USA's integrated platform requires sophisticated technology infrastructure to process financial transactions, facilitate telecommunications services, maintain customer data, and ensure regulatory compliance. Our operations depend on the continued performance, reliability, and security of our technology systems, as well as third-party service providers including telecommunications carriers, payment processors, banking partners, and cloud infrastructure providers. Any significant system outages, software errors, capacity constraints, or failures in our technology infrastructure could prevent customers from using our services, result in failed or delayed money transfers, cause financial losses, and damage our reputation. Additionally, as a company handling financial transactions and personal information, we are an attractive target for cyber attacks, fraud, and data breaches. A successful security breach could result in unauthorized access to customer funds, theft of sensitive personal and financial information, regulatory violations, significant remediation costs, legal liability, loss of required licenses, and severe reputational damage that could prevent us from attracting and retaining customers. We may lack the resources to implement and maintain the robust security measures necessary to protect against increasingly sophisticated cyber threats. Any significant technology failure or security incident could have a material adverse effect on our business, financial condition, and prospects.

> The money transfer and telecommunications markets are highly competitive and dominated by large, well-established companies with substantially greater financial, technical, marketing, and operational resources than we possess. In the money transfer space, we will compete against major players such as Western Union, MoneyGram, and Walmart, as well as digital disruptors including PayPal, Venmo, Zelle, and specialized remittance services like Remitly and Xoom. In telecommunications, we face competition from major carriers and numerous Voice over IP providers. These competitors have established brand recognition, extensive distribution networks, large customer bases, and the ability to invest heavily in technology development and marketing. Many of these competitors also offer integrated financial and communication services. Our ability to compete effectively will depend on our capacity to differentiate our

offering, achieve market awareness within our target demographic, and deliver superior value despite our limited resources. There can be no assurance that we will be able to compete successfully against these established players, and our failure to do so would prevent us from achieving market penetration and generating revenue.

In this offering structure, the founder of Call4USA has designated themselves to serve as the lead investor who will sign documents and make decisions on behalf of all investors in the special purpose vehicle. This arrangement creates a fundamental and unavoidable conflict of interest. The founder has interests as both the operator and controlling party of the company and as the representative of investor interests, and these interests may not always align. Decisions that benefit the company or the founder personally may be detrimental to investors, and the founder may prioritize the company's interests over investor interests when these conflict. The founder will have access to material non-public information about the company's performance, challenges, and prospects that other investors do not have, creating an information asymmetry that could be used to the founder's advantage. Additionally, there is no independent third-party investor advocate or representative to protect investor interests, negotiate on behalf of investors, or provide oversight of the founder's actions in their capacity as investor representative. This structure means that investors have no independent voice and must rely entirely on the founder to act in their interests, even when doing so may conflict with the founder's interests as company management. This conflict of interest is inherent in the structure and cannot be eliminated, and it creates significant risk that investor interests will not be adequately protected or represented in company decisions and future transactions.

Call4USA, LLC is a pre-revenue company that has not yet launched its products or services commercially. We have no operating history upon which investors can evaluate our business model, financial performance, or prospects for success. Although we have developed our technology platform and obtained patent protection, we have not demonstrated that our integrated telephony and money transfer solution will achieve market acceptance or generate revenue. We expect to incur substantial losses as we work to launch and scale our business. There is no assurance that we will ever achieve profitability or that our products will gain traction in the marketplace. If we are unable to successfully commercialize our platform and generate sufficient revenue, we may be forced to cease operations, and investors could lose their entire investment.

Our success depends on the continued service and performance of our small team of five employees, including our founders and key management personnel. The loss of any key team member could significantly disrupt our operations, delay our product launch, and impair our ability to execute our business plan. We face significant challenges in attracting and retaining qualified personnel, particularly given our early stage, limited resources, and the competitive market for talent in the fintech and telecommunications industries. We do not maintain key person life insurance on any of our personnel. If we are unable to retain our current team or attract additional qualified personnel as we grow, our business prospects and ability to compete effectively will be materially and adversely affected.

Call4USA's business strategy focuses specifically on U.S. Hispanics of Mexican descent and the U.S.-Mexico remittance and communication corridor. While this targeted approach allows us to tailor our services to a specific community's needs, it also limits our total addressable market and creates concentration risk. Our success depends entirely on our ability to penetrate this specific demographic segment and on the continued demand for cross-border communication and money transfer services between the U.S. and Mexico. Changes in immigration patterns, economic conditions in either country, regulatory restrictions on remittances, improvements in Mexican telecommunications infrastructure that reduce demand for U.S.-based calling services, or shifts in how our target demographic communicates and sends money could significantly reduce demand for our services. Additionally, our narrow market focus may make it difficult to achieve the scale necessary to compete effectively or to attract future investment. If we are unable to achieve significant market penetration within our target demographic or if market conditions change unfavorably, our business prospects will be materially harmed.

There is currently no public market for the securities being offered, and we do not anticipate that a public market will develop in the foreseeable future. The securities have not been registered under the Securities Act of 1933 or any state securities laws, and they may not be sold or transferred except in compliance with applicable federal and state securities laws, which significantly restrict when and to whom you may sell your securities. Under federal securities laws, you will not be able to resell your securities for at least one year after purchase, and even after that period, resale will be subject to significant restrictions and may require an available exemption from registration. Additionally, as a private company, we have no obligation to register our securities for public sale, facilitate a secondary market, or pursue a liquidity event such as an acquisition or initial public offering. Even if we eventually pursue such a transaction, there is no guarantee it will occur or that it will result in a return of your capital. You should be prepared to hold your investment indefinitely and should not invest if you may need access to these funds in the future. The lack of liquidity may make it impossible for you to sell your securities when desired or at any price.

Call4USA operates at the intersection of two heavily regulated industries: money transmission and telecommunications. We are subject to extensive federal oversight, including regulations administered by FinCEN under the Bank Secrecy Act, anti-money laundering requirements, Office of Foreign Assets Control sanctions programs, and Federal Communications Commission telecommunications regulations. Additionally, we must obtain and maintain money transmitter licenses in numerous states, each with its own application process, bonding requirements, ongoing compliance obligations, and examination procedures. The regulatory requirements for money transmission are particularly complex and costly, requiring significant capital reserves, surety bonds, background checks, compliance programs, reporting systems, and ongoing audits. We must also comply with consumer protection laws, data privacy regulations, and various state and federal laws governing financial services and telecommunications. The cost of achieving and maintaining compliance with these multiple regulatory frameworks is substantial and may exceed our current resources. Any failure to obtain necessary licenses, maintain compliance, or adapt to regulatory changes could result in fines, penalties, cease and desist orders, license revocations, or criminal liability, any of which could force us to cease operations. Furthermore, changes in applicable laws or regulations, or new interpretations of existing requirements, could impose additional costs or restrictions that make our business model unviable.

Call4USA's business model depends on the continued flow of remittances from the United States to Mexico and demand for cross-border communication services. Our target customers' ability and willingness to use our services is directly affected by macroeconomic conditions, employment levels, wage growth, and disposable income in both countries. Economic recessions, increases in unemployment, or reductions in wages could significantly reduce the volume and frequency of remittances and decrease demand for our services. Additionally, our business may be affected by fluctuations in foreign exchange rates between the U.S. dollar and Mexican peso, which could impact the value proposition of our money transfer services and our ability to generate revenue. Changes in U.S. immigration policy, border security measures, or political relations between the United States and Mexico could also affect migration patterns and remittance flows. Furthermore, global events such as pandemics, natural disasters, geopolitical conflicts, or other force majeure events could disrupt our operations, impact our target customers' financial situations, or create obstacles to cross-border money transfers. Any of these macroeconomic or external factors could materially and adversely affect our business prospects and financial performance.

Call4USA is a pre-revenue company that has incurred losses since our inception and has not yet generated any revenue from operations. We expect to continue incurring significant losses as we work to launch our products, obtain regulatory approvals, build our customer base, and scale our operations. Our ability to achieve profitability depends on numerous factors, many of which are beyond our control, including our ability to successfully launch our platform, achieve market acceptance, acquire customers at reasonable costs, generate transaction volume, price our services competitively while maintaining adequate margins, manage operating expenses, and navigate regulatory requirements. Even if we succeed in generating revenue, we may never achieve sufficient scale to cover our operating costs and become profitable. The path to profitability in the competitive money transfer and telecommunications markets is uncertain and may take longer and require more capital than we anticipate. If we are unable to achieve and sustain profitability, we may be unable to continue operations, and investors could lose their entire investment.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: If only the minimum target amount is raised, Call4USA, LLC expects to use proceeds approximately as follows: 3% Offering and fundraising expenses, 90.1% Campaign marketing and investor outreach, and 6.9% Wefunder fee and related offering expenses. Management intends to apply proceeds as described but may adjust allocations based on actual funds received and evolving operational needs.

If we raise: **$1,235,000**

Use of Proceeds: If the maximum offering amount is raised, including any oversubscriptions, Call4USA, LLC expects to use proceeds approximately as follows: 11% Product engineering and platform development, 19% Hardware equipment and inventory, 21% Go-to-market and bilingual marketing, 20% Salaries and key personnel, 22.1% Office lease and working capital, and 6.9% Wefunder fee and related offering expenses. Management expects to allocate proceeds as described but may adjust priorities based on market conditions, launch timing, and other factors outside its control.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.

Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.

Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.

Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.

Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.

Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

> NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.
>
> The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.
>
> If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.
>
> If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

> An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.
>
> If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.
>
> If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.
>
> Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.
>
> The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.
>
> If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

The company is issuing promissory notes to investors. The principal amount of each note is the amount invested by the investor. The company will use 2% of its gross revenues to pay back principal on the notes. Each note will be paid back based on its pro rata share of all notes issued in this offering. The company will make interest payments to the investor quarterly. Such payments shall commence 2 years after the issuance of the note. The company may prepay principal and interest at any time. The company will continue payments until investors have received 4.0x their principal investment (the repayment amount), provided however that at any time the company may defer up to 1 such payments upon notice to the Lender.

Investors in the first $150,000.00 of the fundraise will receive 5.0x their principal.

Upon the occurrence of an event of default (as defined in each note), all unpaid principal, accrued interest and other amounts owing will automatically be immediately due, payable and collectible by the company pursuant to applicable law.

The notes do not provide investors with any voting rights in the company.

See exact security attached as Appendix B, Investor Contracts.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

N/A: No voting rights

16. How may the terms of the securities being offered be modified?

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

Wefunder Portal may amend the terms of an investment contract with the Company's prior written approval, provided that the amended terms are more favorable to the investor than the original terms; and

Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights
Profit Interest Units	20000000	13,925,500	☐

Class of Security	Total Pool
Warrants	—
Options	—

Describe any other rights:

N/A

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These decisions could affect gross revenues and diminish payments made to Investors.
Based on the risk that the company may never realize revenues or face a Default Event, the Investor may never see any returns.
Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the gross revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the promissory notes holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan
Lender: Dion Whitman
Amount: $5,021.00
Outstanding principal plus interest: $5,021.00 as of 10/16/2026
Maturity date: 12/31/2025
Loan from Employees / Related-Party Payable | Lender: CFO (DWhitman implied) | Payable to CFO for money loaned to pay trademark and other formation fees. Outstanding balance $5,021 as of Dec 31, 2025 (classified under Loans from Employees / Accounts Payable). No stated interest rate or maturity. | Related party: Yes (amount: $5,021)

Related party
Name: Dion Whitman
Relationship: CFO
Amount: $5,021.00

Loan
Lender: Dion Whitman
Amount: $17,803.00
Outstanding principal plus interest: $17,803.00 as of 10/16/2026
Maturity date: 4/30/2026
Credit Card Facility | Lender: DWhitman (CFO) | Credit facility in the form of credit cards made available by the CFO in April 2026 on the strength of his personal credit worthiness, for paying fees related to a crowdfunding offering scheduled for June 2026. Balance $17,803.95 as of April 30, 2026. | Related party: Yes (amount: $17,804)

Related party
Name: Dion Whitman
Relationship: CFO
Amount: $5,021.00

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds
9/2024	Regulation D	Priced Round	$379,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name: Dion Whitman
Amount Invested: $5,021.00
Transaction type: Loan
Maturity date: 12/31/2025
Outstanding: Yes
Relationship: CFO

Name: Dion Whitman
Amount Invested: $5,021.00
Transaction type: Loan
Maturity date: 4/30/2026
Outstanding: Yes
Relationship: CFO

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

Call4USA, LLC (the "Company"), headquartered in Coto de Caza, California, is developing a patent-protected mobile platform that combines low-cost international calling and money transfer services for the banked and unbanked U.S. Hispanic market, letting customers make calls and send remittances without a bank account or credit card. The Company is pre-revenue and has been funded mainly through approximately $3.2 million invested by its founders, friends, and family to develop the platform.

We are an early-stage company and have incurred operating losses and negative cash flows from operations since inception. We expect to continue to incur operating losses in the near term.

As of October 2, 2026, we had cash and cash equivalents of approximately $2,000.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of the date of the financial statements included in this offering statement, our total assets were $62,555.94 and our current and non-current liabilities, as reflected in available financial statement fields, were $5,021.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of the date of the financial statements included in this offering statement, we had cash and cash equivalents of approximately $430.50.

Based on our current operations, we have a monthly net cash burn of approximately $600.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months.

Our historical operations have been funded primarily through external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we had total outstanding indebtedness consisting of 2 loans and approximately $22,824.95 in aggregate principal obligations. The material terms of such indebtedness are described in Item 24 of this Form C.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

During the past three years, we have conducted exempt offerings, resulting in the issuance of securities in aggregate amounts of approximately $379,000.

Known Trends, Events, and Uncertainties

Management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be used for engineering, marketing, and operational expenses. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, **Philip J. Chasmar**, certify that:

(1) the financial statements of Call4USA, LLC included in this Form are true and complete in all material respects; and

(2) the financial information of Call4USA, LLC included in this Form reflects accurately the information reported on the tax return for Call4USA, LLC filed for the most recently completed fiscal year.

Philip J. Chasmar

Philip J. Chasmar
President & CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

If the Lender is not a Major Lender, the Lender hereby appoints, and shall appoint in the future upon request, the Designated Lead Investor as the true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Lender, (i) give and receive notices and communications, (ii) execute any instrument or document that the Designated Lead Investor determines is necessary or appropriate in the exercise of its authority under this instrument and (iii) take all actions necessary or appropriate in the judgment of the Designated Lead Investor for the accomplishment of the foregoing. The proxy and power granted by the Lender pursuant to this Section 13(a) are coupled with an interest. Such proxy and power will be irrevocable through and including the date of the final payment. The proxy and power, so long as the Lender is an individual, will survive the death, incompetency and disability of the Lender and, so long as the Lender is an entity, will survive the merger or reorganization of the Lender or any other entity holding this instrument. The Designated Lead Investor is an intended third-party beneficiary of this Section 13(a) and Section 13(b) and has the right, power and authority to enforce the provisions hereof as though it was a party hereto.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.call4usa.us/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Call4USA Revenue Share 2026
- Early Bird Call4USA Revenue Share EB 2026

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Dion Whitman
- Francisco Valle
- Gary Arnett
- Philip J. Chasmar
- Robert A. Hart IV

Appendix E: Supporting Documents

- Attachment #24914
- ttw_merged_comms

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML
Offering Statement (this page)
Appendix A: Business Description & Plan
Appendix B: Investor Contracts
- Call4USA Revenue Share 2026
- Early Bird Call4USA Revenue Share EB 2026

Appendix C: Financial Statements
- Financials 1

Appendix D: Director & Officer Work History
- Dion Whitman
- Francisco Valle
- Gary Arnett
- Philip J. Chasmar
- Robert A. Hart IV

Appendix E: Supporting Documents
- Attachment #24914
- ttw_merged_comms

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate

☑ I agree to the Wefunder Listing Agreement

☑ I agree to the Lead Investor Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Call4USA, LLC

By

Philip J Chasmar

President & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Philip J Chasmar

President & CEO
10/16/2026

Dion S Whitman

Chief Financial Officer
10/16/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.